Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of
Hudson Housing Capital LLC)

Financial Statements
(With Supplementary Information)
and Report of Independent Registered
Public Accounting Firm

December 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52348

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2020 AND ENDING December 31, 2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

630 Fifth Avenue, Suite 2850

(No. and Street)

New York   NY   10111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brush   (212) 218-4456

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

(Name – *if individual, state last, first, middle name*)

1301 Avenue of Americas 10th FL New York   NY   10019

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joseph A. Macari _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hudson Housing Securities LLC _____, as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

ROBERT J. CASTANO
NOTARY PUBLIC, State of New York
No. 02CA5009567
Qualified in New York County
Commission Expires March 15, 2023



_____
Signature

COO, Hudson Housing Securities LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

<u>Index</u>

<u>Report of Independent Registered Public Accounting Firm</u>

To the Managing Member
Hudson Housing Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2001.

New York, New York
February 25, 2021

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

<u>Assets</u>

Cash	$	1,479,829
Total assets	$	1,479,829

<u>Liabilities and Member's Equity</u>

Liabilities		
Accounts payable and accrued expenses	$	16,125
Total liabilities		16,125
Member's equity		1,463,704
Total liabilities and member's equity	$	1,479,829

See notes to financial statements

4

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF INCOME

Year ended December 31, 2020

Revenue		
Placement fees	$	5,012,983
Total revenue		5,012,983
Expenses		
Dues and filing fees		17,276
Professional fees		39,850
Occupancy		44,243
Salaries		613,248
Travel		20,956
General and administrative		36,595
Total expenses		772,168
		4,240,815
Interest income		1,437
Net income	$	4,242,252

See notes to financial statements

5

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2020

Balance, December 31, 2019	$	897,506
Distributions		(3,676,054)
Net income		4,242,252
Balance, December 31, 2020	$	1,463,704

See notes to financial statements

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2020

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	4,242,252
Changes in operating assets and liabilities		
Increase in accounts payable and accrued expenses		1,070
Net cash provided by operating activities		4,243,322
Cash flows from financing activities		
Distributions		(3,676,054)
Net cash used in financing activities		(3,676,054)
Net increase in cash		567,268
Cash, beginning of year		912,561
Cash, end of year	$	1,479,829

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hudson Housing Securities LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as the placement agent for affiliated investment partnerships in which limited partnership interests are sold to third party investors. In addition, the Company acts as a finder for unaffiliated investment partnerships in connection with proposed investments by the unaffiliated investment partnerships in partnerships which own multifamily residential real estate. The Company remains in effect in perpetuity unless earlier terminated in accordance with the Operating Agreement.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 25, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In exchange for providing placement services, the Company is entitled to a placement fee which is evidenced in a Capital Commitment Addendum ("CCA") for each Commitment Closing. The Company earns substantially all of its revenue through placement fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. The Company establishes a contract in the form of a limited partnership agreement or operating agreement in which the performance obligation is identified as the sale of a limited partnership or member interest in an investment partnership to an investor limited partner. In addition, the investor limited partner must provide consent for the investment partnership to acquire a limited partnership or member interest in a property partnership for a Commitment Closing to occur. The Company recognizes revenue at the time of the Commitment Closing once a CCA is delivered to and accepted by the general partner or managing member of the investment partnership which satisfies the Company's performance obligation. In addition, the Company may be engaged as a finder in connection with the introduction of an unaffiliated investment partnership to a property partnership in connection with the proposed investment by the unaffiliated investment partnership in the property

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

partnership. Pursuant to the Engagement Letter evidencing the engagement, the Company will receive compensation for its services in its capacity as a finder and such compensation is recognized as revenue at the time the unaffiliated investment partnership is admitted as an investor member or investor limited partner in the property partnership.

During the year ended December 31, 2020, the Company earned and received $4,996,690 from affiliated investment partnerships and $16,293 from unaffiliated investment partnerships and such amounts are included in placement fees on the statement of income.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income taxes filed by Hudson are subject to examination by the Internal Revenue Service for a period of three years. While no income taxes are currently being examined by the Internal Revenue Service, tax years since 2017 remain open.

Recent Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, Financial Statements – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU was effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods.

This amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The Company adopted this guidance in 2020 and it did not have a material impact on the Company's financial statements and related disclosures.

NOTE 2 - RELATED PARTY TRANSACTIONS

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2020, $0 is due to Hudson for costs paid on behalf of the Company. During the year ended December 31, 2020, these services totaled $771,098.

NOTE 3 - CONCENTRATION OF CREDIT RISK

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is in compliance with the net capital requirements of the SEC and FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $1,463,704 which is $1,458,704 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .011 to 1.

NOTE 5 - COVID-19

The spread of a novel strain of coronavirus ("COVID-19") that began in early 2020 has caused significant business disruptions and financial market volatility in the United States. Developments related to COVID-19 that disrupt the economy of the United States and its financial markets may magnify factors that affect the Company's performance. While any disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the COVID-19 pandemic and its financial impact on the Company. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2020

Line

1. Total ownership equity from statement of financial condition	$ 1,463,704
5. Total capital and allowable subordinated liabilities	1,463,704
6. Deduction: Nonallowable assets	-
10. Net capital	$ 1,463,704
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,075
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13. Net capital requirement	$ 5,000
14. Excess net capital	$ 1,458,704
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,457,704

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$ 16,125
20. Percentage of aggregate indebtedness to net capital	1.10%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

See Report of Independent Registered Public Accounting Firm

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION - CONTINUED

Schedule II - Computation for Determination of the Reserve Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION - CONTINUED

Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 and did not maintain possession or control of any customer funds or securities at December 31, 2020.